PRESS RELEASE                                              For Immediate Release

For further information, please contact:

Mr. Li Chunqing                                 Tel:(86)432-390 3651
Jilin Chemical Industrial Company Limited       Fax:(86)432-302 8126

Ms. Gladys Lee                                  Tel:(852)2838 1162
Fortune China Public Relations Ltd.             Tel:(852)2834 5109

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                                 RESULTS WARNING

(Jilin City/Hong Kong, 13 July, 2005)-----The board of directors of Jilin Chemical Industrial Company Limited (the "Company") (HKSE: 368, NYSE: JCC) wishes to announce that the Company's performance has declined substantially due to the continuing increase in the price of crude oil in the domestic and international markets, which has exceeded the increase in the price of processed oil. The net profit of the Company for the first half of 2005 is expected to decrease by over 50% as compared with the corresponding period of 2004.

Detailed information on the net profit of the Company for the first half of 2005 will be disclosed in the Company's interim results announcement to be published on 15 August 2005.

The Company is one of the largest producers of basic chemical and chemical raw materials, and one of the largest diversified chemical enterprises in the PRC. Its primary business consists of the production of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government's macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company's raw materials, particularly crude oil, will continue to increase but that the Company may not be able to raise its prices accordingly which would adversely affect the Company's profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company's products may cause the Company to either over-invest or under-invest in production capacity in its major production categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company's shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company's existing and potential markets; and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.